GLOBAL corporate compliance

05009811

July 5, 2005

SUPPL

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the nine months ended February 28, 2005
2. Managements Discussion and Analysis forthe nine months ended February 28, 2005
3. Certificate of the CEO
4. Certificate of the CFO

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Brenda Davis
Associate

encl.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

GLOBEL DIRECT

Combining Talent, Technology and Experience to Deliver More

Interim Financial Statements

For the Third Quarter
Ended February 28, 2005

These financial statements have not been
reviewed by our auditors Grant Thornton LLP



quality
reputation
security
customer focus
expertise

GLOBEL DIRECT

MANAGEMENT'S DISCUSSION & ANALYSIS

For the Third Quarter Ended February 28, 2005

This Management's Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended February 28, 2005. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended February 28, 2005 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2004 and 2003. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on April 28, 2005.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is progressing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate it's business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. During the fiscal year ended 2004 Globel disposed of certain assets of the Corporation, which generated a significant non-operating gain, and also orchestrated several different activities which led to restructuring of the Company's debt and realized forgiveness of $2.9 million in debt. Globel has continued to make great strides through the recovery process, which is now nearing completion, resulting in a nominal income from operations for the fiscal year ended May 31, 2004, and also for the first nine months ended February 28, 2005. Globel remains challenged with high interest costs, and managing the business with minimal working capital. Management continues its quest to address these issues, in order to once again turn attention to growth and shareholder value.

Summary of Quarterly Results

For the Quarters Ended:

	28-Feb-05	29-Feb-04	30-Nov-04	30-Nov-03
Total Revenues	2,176,047	2,700,289	2,597,737	3,855,644
Income (Loss) from Operations	(219,121)	15,250	113,284	102,114
Basic Income (Loss) from Operations per share	(0.01)	0.00	0.00	0.00
Net Income (Loss)	(390,342)	3,423,151	(58,868)	(93,754)
Basic Earnings (Loss) per share	(0.01)	0.10	0.00	0.00

	31-Aug-04	31-Aug-03	31-May-04	31-May-03
Total Revenues	2,449,605	3,472,531	2,830,032	4,583,637
Income (Loss) from Operations	219,257	(218,676)	128,019	200,587
Basic Income (Loss) from Operations per share	0.01	(0.01)	0.00	0.01
Net Income (Loss)	60,042	(684,789)	(868,971)	(3,025,930)
Basic Earnings (Loss) per share	0.00	(0.02)	(0.03)	(0.16)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of Third Quarter Ended February 28, 2005

Revenue for the third quarter of 2005 fiscal year ended February 28, 2005 was $2.2 million, declining from the prior years revenue of $2.7 million. This was a 19% decline over the prior year. Globel attributes this decline in revenues to the exit of certain markets, which occurred in the third quarter of 2004 fiscal year. Year to date revenues are $7.2 million compared with $10.0 million for the prior year, a decline of 28%.

Operating expenses during the third quarter decreased to $2.4 million from $2.7 million a year earlier, an improvement of 11% in total. Gross margin decreased to 33% for the

quarter, a decline of 12% over the prior years third quarter which included forgiveness of debt of $0.3 million.. Administrative, selling and marketing expenses decreased during the third quarter by $0.25 million to $0.9 million from $1.19 million in the prior year attributable to cost containment strategies implemented by Globel's management team.
Year to date operating expenses have decreased to $7.1 million from the prior year of $10.1 million. Gross margin year to date was 42% compared with the prior year of 37%. Administrative, selling and marketing expenses have reduced to $2.91 million from $3.83 million a year earlier, a decrease of 24%.

Loss from operations was reported for the third quarter ended February 28, 2005 of $0.219 million, a decrease over the prior years quarter income of $0.015 million. The Company also realized non-operating gains during the third quarter of $0.075 million through debt forgiveness agreements negotiated in Fiscal 2004. The prior years non-operating gains of $3.8 million were due to the sale of certain assets and debt forgiveness from a major supplier and debenture holder. Bank charges and interest declined by $0.1 million for the quarter from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.093 million from $0.168 million in the prior year due to the Company's reduced asset base from the disposition of certain assets in fiscal 2004.
Year to date income from operations was $0.113 million, compared to the prior year's loss from operations of $0.101 million. Non-operating gains year to date were $0.232 million compared to $4.102 million from the prior year. Interest expense year to date was $0.456 million, a definite improvement from a year ago of $0.783. Globel's management believes that interest rates can still be improved upon. Rates, although lower than those of a year ago, remain considerably higher than those from normal bank operating facilities. Amortization expenses year to date are $0.279 million reduced from the prior year's expense of $0.573 million.

Globel has realized a net loss for the quarter of $0.390 million compared with a net income a year earlier of $3.423 million yielding a basic loss per share of $0.01 compared with a basic earnings per share from the prior years quarter of $0.10. Year to date net loss was $0.389 million, compared to the net income from the prior year of $2.645 million. Year to date loss per share is $0.01, a decrease against the comparative period of last year's earnings per share of $0.08.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) at the end of the third quarter ended February 28, 2005 was a negative $1.262 million slightly lower than our fiscal year end May 31, 2004 balance of negative $1.021 million. This yielded a working capital ratio of 0.64 versus 0.70 from the most recent fiscal year end. Total current liabilities have increased to $6.243 million from $3.675 at May 31, 2004. This increase is due to the

reclassification of the Company's convertible debenture from long term to current liabilities as it is due to expire in September/05.

The Company's convertible debenture remains outstanding in the amount of $2.712 million, bearing interest of 8% per annum and currently requires $30,000 monthly principal repayments, however only monthly interest payments have been made through the third quarter as Globel is currently in discussions with the debenture holder as to future plans regarding this debt, however, none have been solidified at this time.

Effective May 3, 2004 the Company entered into a new agreement with its former lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3.0 million, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $0.9 million averaged over a quarterly period. As at February 28, 2005, the Company had $1.444 million drawn against this facility ($1.155 million at May 31, 2004).

During the first three quarters ended February 28, 2005 Globel repaid $0.097 million of its long-term debt, and received debt forgiveness of $0.233 million.

Total liabilities have decreased to $7.626 million from $7.697 at the most recent year ended May 31, 2004, a reduction of $0.071 million over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005 remainder	$ 121,374	$ 208,224	$ 329,598
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$ 871,207	$ 3,373,098	$ 4,244,305

Related Parties Transactions

During the first nine months of Fiscal 2005 Globel had the following related party activity:

a) Paid rent and operating costs in the amount of $291,390 to a company with common officers, directors and shareholders, of which $28,836 is included in accounts receivable. The Company also entered into an equipment-financing loan during the period in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Monthly principal repayments of $1,000 plus interest are being made to retire this debt. As of February 28, 2005 there was $4,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. During the first three quarters an additional loan of $225,000 was provided to the Company and $20,000 was repaid. These advances have been provided to supplement existing operating lines of credit and are non-interest bearing. As of February 28, 2005 the amount outstanding was $592,828 and is reflected in Due to Affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in March 2006.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2004	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, February 28, 2005	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2004 – 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the third quarter of Fiscal 2005.
The Company had 577,000 options outstanding as of May 31, 2004 of which 377,000 were cancelled during the first nine months leaving an outstanding balance of 200,000 which are due to expire on April 30, 2005.

Subsequent event

Effective April 11, 2005, Globel reached an agreement with it's major supplier holding the long-term debt related to a refinancing of Accounts payable. This amount of $0.25 million has been forgiven in its entirety, and as such will be reflected in the Company's fourth quarter of the current fiscal year as forgiveness of debt.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

Fiscal year 2005 is on track to date regarding continued improvements to its profit margins. The Company's management continues to seek new avenues to further its restructuring and repositioning efforts.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

GLOBEL
DIRECT

Interim Financial Statements

For the Third Quarter Ended February 28, 2005

These financial statements have not been reviewed by our auditors Grant Thornton LLP

GLOBEL DIRECT

Q3 - 2005F
GLOBEL DIRECT, INC.
Consolidated Statement of Income
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2005	**2004**	**2005**	**2004**
REVENUES				
Revenues from operations	$ 2,176,047	$ 2,700,289	$ 7,223,389	$ 10,028,464
EXPENSES				
Production	1,459,569	1,494,940	4,202,465	6,303,545
Administration	770,736	964,714	2,333,451	3,040,115
Selling & Marketing	164,863	225,385	574,053	786,116
Total expenses	2,395,168	2,685,039	7,109,969	10,129,776
Income (loss) from Operations	(219,121)	15,250	113,420	(101,312)
Non-operating losses (gains)	(75,000)	(3,841,131)	(232,675)	(4,101,999)
Bank charges & Interest expense	153,014	265,493	456,164	782,652
Amortization expenses	93,207	167,737	279,099	573,427
Earnings (loss) before taxes	(390,342)	3,423,151	(389,168)	2,644,608
Income taxes	-	-	-	-
Net earnings (loss)	$ (390,342)	$ 3,423,151	$ (389,168)	$ 2,644,608
(Deficit) retained earnings, beginning of year	$ (9,637,141)	$ (12,192,675)	$ (9,638,315)	$ (11,414,132)
Net earnings (loss)	(390,342)	3,423,151	(389,168)	2,644,608
	-	-	-	-
Deficit, end of year	$ (10,027,483)	$ (8,769,524)	$ (10,027,483)	$ (8,769,524)
Earnings per share (note 4 c)	$ (0.01)	$ 0.10	$ (0.01)	$ 0.08

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

		Fiscal Period ended February 28 2005		May 31 2004
ASSETS				
Current Assets				
Cash	$	**148,038**	$	115,445
Accounts Receivable		**1,657,422**		1,696,978
Inventory		**40,182**		118,400
Deposits and prepaid expenses		**359,660**		469,107
Total Current Assets		**2,205,302**		2,399,930
Capital assets		**1,163,720**		1,429,136
Investments at cost		**24,282**		24,282
Total Assets	$	**3,393,304**	$	3,853,348
LIABILITIES				
Current Liabilities				
Operating line of credit	$	**1,443,756**	$	1,155,413
Payables and accruals		**1,643,387**		1,842,335
Postage advances		**334,962**		378,643
Due to shareholder		**45,000**		45,000
Total current before long-term debt/debentures		**3,467,105**		3,421,391
Current portion of long-term debt		**63,570**		73,120
Convertible debenture - current portion		**2,712,255**		180,000
Total Current Liabilities		**6,242,930**		3,674,511
Due to affiliate		**667,828**		462,828
Long-term debt		**715,000**		987,040
Convertible debenture - long-term portion		**-**		2,572,255
Total Liabilities	$	**7,625,758**	$	7,696,634
SHAREHOLDERS' EQUITY				
Share capital	$	**5,732,115**	$	5,732,115
Contributed surplus		**62,914**		62,914
Retained earnings		**(10,027,483)**		(9,638,315)
Total Shareholders' Equity	$	**(4,232,454)**	$	(3,843,286)
Total Liabilities & Equity	$	**3,393,304**	$	3,853,348

(Signed) "R. David Webster" Director   **(Signed) "Daryl H. Gilbert"** Director

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2005	2004	2005	2004
OPERATING ACTIVITIES				
Net income (loss)	$ (390,342)	$ 3,423,151	$ (389,168)	$ 2,644,608
Items not affecting cash:				
Depreciation, amortization	93,207	167,737	279,099	573,427
Forgiveness of debt	(75,000)	(2,289,496)	(232,675)	(2,289,496)
Funds provided by (used in) operating activities	(372,135)	1,301,392	(342,744)	928,539
Changes in operating assets and liabilities:				
Accounts receivable	344,347	967,691	39,556	2,096,159
Prepaids and inventory	78,434	(191,342)	187,665	(241,479)
Accounts payable and accrued liabilities	(79,638)	(1,233,289)	(191,273)	(1,478,966)
Postage advances	(39,201)	(16,484)	(43,681)	(404,094)
Changes in operating assets and liabilities	303,942	(473,424)	(7,733)	(28,380)
Cash provided by (used in) operating activities	(68,193)	827,968	(350,477)	900,159
FINANCING ACTIVITIES				
Proceeds from operating line of credit, net	70,995	(599,319)	288,343	(488,756)
Proceeds from (repayments to) shareholder and affiliates	155,000		205,000	
Repayment of convertible debenture	-		(40,000)	
Repayment of long-term debt	(18,280)	(853,133)	(56,590)	(1,088,514)
Issue of common shares, net of issue costs	-	-	-	(1,232)
Cash provided by financing activities	207,715	(1,452,452)	396,753	(1,578,502)
INVESTING ACTIVITIES				
Purchase of property and equipment	(2,801)	-	(13,683)	(8,032)
GIC's securing letters of credit	-	15,000	-	(25,000)
Sale of capital assets	-	614,930	-	614,930
Cash used in investing activities	(2,801)	629,930	(13,683)	581,898
Decrease (increase in bank indebtedness)	136,721	5,446	32,593	(96,445)
Cash (bank indebtedness), beginning of period	11,317	61,320	115,445	163,211
Cash (bank indebtedness), end of period	$ 148,038	$ 66,766	$ 148,038	$ 66,766

Notes to Consolidated Financial Statements
For period of of nine months ended February 28, 2005 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.
Please note that these interim financial statements have not been reviewed by the Corporation's Auditors, and as such are unaudited.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual report.

3. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
      Unlimited number of Series A non-cumulative non-voting second preferred shares

   b. Issued:

	Number of Shares	Amount
Balance , May 31, 2004	34,134,218	$5,732,115
Share issue costs		-
Balance, February 28, 2005	34,134,218	$5,732,115

   c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2004 – 34,134,218). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Operating line of Credit

Effective May 3, 2004, the Company entered into a new agreement with its former lender, Express Commercial Services (ESC), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3,000,000, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $900,000 averaged over a quarterly period. As at February 28, 2005, the Company had $1,443,756 drawn against this facility.

5. Long Term Debt	Feb 28/05	May 31/04
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$3,570	$8,160
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$140,000	$185,000
Refinancing of aged accounts payable, secured by leased equipment, and maturing in December 2005. Remaining balance will be forgiven at $25,000 per month, resulting in a $Nil balance by maturity date, provided that the Company fulfills certain requirements. No cash payments are required to retire this remaining obligation. See subsequent event note 8.	$250,000	$475,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning Jan 2007 and maturing in Dec 2009, and is secured by the equipment	$385,000	$385,000
Capital Lease for equipment beginning Dec 2003 for twelve months. Payments of $3,500 are due quarterly and the capital lease is secured by equipment on the capital lease	-	$7,000

	$778,570	$1,060,160
Less: portion due within one year	(63,570)	(73,120)
	$715,000	$987,040

Future principal repayments are due as follows:

2005	$16,530
2006	62,040
2007	115,000
2008	137,000
2009	132,000
2010	66,000

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

6. Convertible Debenture

The Corporation reached a restructuring agreement with the holder of its $3,000,000 convertible debenture during January, 2004. The term of the remaining balance of the debenture was extended to September, 2005, with $20,000 monthly principal repayments in each of April/04 – May/04 and Sept/04 – Oct/04 and $30,000 monthly payments thereafter, however due to recent restructuring discussions with the debenture holder, no $30,000 monthly principal repayments have been made. The Corporation has met its monthly interest payments as required. All other terms and conditions of the debenture remain unchanged. As at February 28, 2005 the remaining balance of the debenture was $2,712,255. As the debenture is due within the next 12 months it has been entirely reclassified to current liabilities. The company is currently in discussions with the debenture holder to find a long-term solution for this liability.

7. Related Party transactions

During the first nine months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $291,390 to a company with common officers, directors and shareholders, of which $28,836 is included in accounts receivable. The Company also entered into an equipment financing loan during the period in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Principal repayments of $1,000 plus

interest are being made. As of February 28, 2005 there was $4,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing. During the first nine months additional loans of $225,000 were provided to the Company, and $20,000 was repaid. As at February 28, 2005, $592,828 remained outstanding and is reflected in Due to affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in March 2006.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

8. Subsequent Event

Effective April 11, 2005, Globel reached an agreement with its major supplier holding the long-term debt related to a refinancing of Accounts payable. This amount of $250,000 described in Long Term Debt has been forgiven in its entirety, and as such will be reflected in the Company's fourth quarter of the current fiscal year as forgiveness of debt.

82-5084

GLOBEL DIRECT

MANAGEMENT'S DISCUSSION & ANALYSIS

For the Third Quarter Ended February 28, 2005

This Management's Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended February 28, 2005. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended February 28, 2005 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2004 and 2003. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on April 28, 2005.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is progressing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate it's business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. During the fiscal year ended 2004 Globel disposed of certain assets of the Corporation, which generated a significant non-operating gain, and also orchestrated several different activities which led to restructuring of the Company's debt and realized forgiveness of $2.9 million in debt. Globel has continued to make great strides through the recovery process, which is now nearing completion, resulting in a nominal income from operations for the fiscal year ended May 31, 2004, and also for the first nine months ended February 28, 2005. Globel remains challenged with high interest costs, and managing the business with minimal working capital. Management continues its quest to address these issues, in order to once again turn attention to growth and shareholder value.

Summary of Quarterly Results

For the Quarters Ended:

	28-Feb-05	29-Feb-04	30-Nov-04	30-Nov-03
Total Revenues	2,176,047	2,700,289	2,597,737	3,855,644
Income (Loss) from Operations	(219,121)	15,250	113,284	102,114
Basic Income (Loss) from Operations per share	(0.01)	0.00	0.00	0.00
Net Income (Loss)	(390,342)	3,423,151	(58,868)	(93,754)
Basic Earnings (Loss) per share	(0.01)	0.10	0.00	0.00

	31-Aug-04	31-Aug-03	31-May-04	31-May-03
Total Revenues	2,449,605	3,472,531	2,830,032	4,583,637
Income (Loss) from Operations	219,257	(218,676)	128,019	200,587
Basic Income (Loss) from Operations per share	0.01	(0.01)	0.00	0.01
Net Income (Loss)	60,042	(684,789)	(868,971)	(3,025,930)
Basic Earnings (Loss) per share	0.00	(0.02)	(0.03)	(0.16)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of Third Quarter Ended February 28, 2005

Revenue for the third quarter of 2005 fiscal year ended February 28, 2005 was $2.2 million, declining from the prior years revenue of $2.7 million. This was a 19% decline over the prior year. Globel attributes this decline in revenues to the exit of certain markets, which occurred in the third quarter of 2004 fiscal year. Year to date revenues are $7.2 million compared with $10.0 million for the prior year, a decline of 28%.

Operating expenses during the third quarter decreased to $2.4 million from $2.7 million a year earlier, an improvement of 11% in total. Gross margin decreased to 33% for the

quarter, a decline of 12% over the prior years third quarter which included forgiveness of debt of $0.3 million.. Administrative, selling and marketing expenses decreased during the third quarter by $0.25 million to $0.9 million from $1.19 million in the prior year attributable to cost containment strategies implemented by Globel's management team.
Year to date operating expenses have decreased to $7.1 million from the prior year of $10.1 million. Gross margin year to date was 42% compared with the prior year of 37%. Administrative, selling and marketing expenses have reduced to $2.91 million from $3.83 million a year earlier, a decrease of 24%.

Loss from operations was reported for the third quarter ended February 28, 2005 of $0.219 million, a decrease over the prior years quarter income of $0.015 million. The Company also realized non-operating gains during the third quarter of $0.075 million through debt forgiveness agreements negotiated in Fiscal 2004. The prior years non-operating gains of $3.8 million were due to the sale of certain assets and debt forgiveness from a major supplier and debenture holder. Bank charges and interest declined by $0.1 million for the quarter from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.093 million from $0.168 million in the prior year due to the Company's reduced asset base from the disposition of certain assets in fiscal 2004.
Year to date income from operations was $0.113 million, compared to the prior year's loss from operations of $0.101 million. Non-operating gains year to date were $0.232 million compared to $4.102 million from the prior year. Interest expense year to date was $0.456 million, a definite improvement from a year ago of $0.783. Globel's management believes that interest rates can still be improved upon. Rates, although lower than those of a year ago, remain considerably higher than those from normal bank operating facilities. Amortization expenses year to date are $0.279 million reduced from the prior year's expense of $0.573 million.

Globel has realized a net loss for the quarter of $0.390 million compared with a net income a year earlier of $3.423 million yielding a basic loss per share of $0.01 compared with a basic earnings per share from the prior years quarter of $0.10. Year to date net loss was $0.389 million, compared to the net income from the prior year of $2.645 million. Year to date loss per share is $0.01, a decrease against the comparative period of last year's earnings per share of $0.08.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) at the end of the third quarter ended February 28, 2005 was a negative $1.262 million slightly lower than our fiscal year end May 31, 2004 balance of negative $1.021 million. This yielded a working capital ratio of 0.64 versus 0.70 from the most recent fiscal year end. Total current liabilities have increased to $6.243 million from $3.675 at May 31, 2004. This increase is due to the

reclassification of the Company's convertible debenture from long term to current liabilities as it is due to expire in September/05.

The Company's convertible debenture remains outstanding in the amount of $2.712 million, bearing interest of 8% per annum and currently requires $30,000 monthly principal repayments, however only monthly interest payments have been made through the third quarter as Globel is currently in discussions with the debenture holder as to future plans regarding this debt, however, none have been solidified at this time.

Effective May 3, 2004 the Company entered into a new agreement with its former lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3.0 million, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $0.9 million averaged over a quarterly period. As at February 28, 2005, the Company had $1.444 million drawn against this facility ($1.155 million at May 31, 2004).

During the first three quarters ended February 28, 2005 Globel repaid $0.097 million of its long-term debt, and received debt forgiveness of $0.233 million.

Total liabilities have decreased to $7.626 million from $7.697 at the most recent year ended May 31, 2004, a reduction of $0.071 million over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005 remainder	$ 121,374	$ 208,224	$ 329,598
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$ 871,207	$ 3,373,098	$ 4,244,305

Related Parties Transactions

During the first nine months of Fiscal 2005 Globel had the following related party activity:

a) Paid rent and operating costs in the amount of $291,390 to a company with common officers, directors and shareholders, of which $28,836 is included in accounts receivable. The Company also entered into an equipment-financing loan during the period in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Monthly principal repayments of $1,000 plus interest are being made to retire this debt. As of February 28, 2005 there was $4,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. During the first three quarters an additional loan of $225,000 was provided to the Company and $20,000 was repaid. These advances have been provided to supplement existing operating lines of credit and are non-interest bearing. As of February 28, 2005 the amount outstanding was $592,828 and is reflected in Due to Affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in March 2006.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2004	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, February 28, 2005	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2004 – 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the third quarter of Fiscal 2005.
The Company had 577,000 options outstanding as of May 31, 2004 of which 377,000 were cancelled during the first nine months leaving an outstanding balance of 200,000 which are due to expire on April 30, 2005.

Subsequent event

Effective April 11, 2005, Globel reached an agreement with it's major supplier holding the long-term debt related to a refinancing of Accounts payable. This amount of $0.25 million has been forgiven in its entirety, and as such will be reflected in the Company's fourth quarter of the current fiscal year as forgiveness of debt.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

Fiscal year 2005 is on track to date regarding continued improvements to its profit margins. The Company's management continues to seek new avenues to further its restructuring and repositioning efforts.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

82-5084

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J.R. Richardson, President and Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ended February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005

(signed) "J.R. Richardson"
J.R. Richardson
President and Chief Executive Officer
Globel Direct, inc.

02-3081

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ended February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005

(signed) "Leslie R. Byle"
Leslie R. Byle
Chief Financial Officer
Globel Direct, inc.